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FEB 28 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Meridian Blvd., Suite 350
(No. and Street)

Franklin	Tennessee	37067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy 615-224-3816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

3825 Bedford Ave., Suite 202	Nashville	Tennessee	37215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brentwood Capital Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

Managing Partner

Title

Notary Public

ANGELA [illegible] STATE OF TENNESSEE NOTARY PUBLIC SUMNER COUNTY

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BRENTWOOD
CAPITAL
ADVISORS

PRICE CPAs
CONSULTING PLANNING ACCOUNTING

BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2012

Table of Contents

PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditor's Report

The Members
Brentwood Capital Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2012, and the related statement of operations and members' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness on the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PRICE CPAs, PLLC

3825 Bedford Avenue
Suite 202
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the
American Institute of Certified
Public Accountants

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Price CPAs

Price CPAs, PLLC
February 25, 2013

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 174,546
Accounts receivable, net	11,652
Prepaid expenses	26,033
	212,231
PROPERTY, PLANT AND EQUIPMENT, net	69,580
OTHER ASSETS	
Other assets	16,000
TOTAL ASSETS	$ 297,811

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 90,674
MEMBERS' EQUITY	207,137
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 297,811

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2012

REVENUE	$ 2,304,765
OPERATING EXPENSES	1,852,976
Operating Income	451,789
OTHER INCOME (DEDUCTIONS)	
Other income	400
Interest income	578
Gain on sale of assets	2,997
Interest expense	(248)
Bonuses	(911,000)
401k profit sharing and defined benefit pension plans	(290,973)
Other Deductions	(1,198,246)
NET LOSS	(746,457)
MEMBERS' EQUITY AT BEGINNING OF YEAR	601,924
Contributions from Members	1,190,500
Distributions to Members	(838,830)
MEMBERS' EQUITY AT END OF YEAR	$ 207,137

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (746,457)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	19,682
Gain from sale of assets	(2,997)
Changes in Assets and Liabilities:	
Accounts receivable	(11,652)
Prepaid expenses	(21,442)
Other Assets	19,000
Accounts payable and accrued expenses	65,906
Total adjustments	68,497
Net cash used by operating activities	(677,960)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for the purchase of property and equipment	(49,618)
Proceeds from the sale of property, plant and equipment	3,900
Net cash used by investing activities	(45,718)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,190,500
Distributions to members	(838,830)
Net cash provided by financing activities	351,670
NET DECREASE IN CASH	(372,008)
CASH - BEGINNING OF YEAR	546,554
CASH - END OF YEAR	$ 174,546

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2012

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2012, totaled $19,682.

Long-lived assets held and used by the Organization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed.

Income taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company accounts for income taxes in accordance with FASB ASC 740 (formerly SFAS No. 109) Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The difference relates to the temporary difference in depreciation calculated for book and tax purposes as well as accrual to cash conversion. The components of the deferred tax asset and liability are classified as current and non-current based on their characteristics. Valuation

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2012, there were no material deferred tax assets or liabilities required to be reflected in these financial statements. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. For the year ended December 31, 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. No interest or penalties have been accrued or charged to expense as of December 31, 2012 or for the year then ended. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2012.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

Revenue recognition

Fees related to private placements of senior and subordinate debt, as well as equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Date of Management's Review

Subsequent events have been evaluated through February 25, 2013, which is the date the financial statements were issued.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2012, is as follows:

Office Equipment	$ 94,052
Furniture and fixtures	179,731
	273,783
Accumulated depreciation	(204,203)
	$ 69,580

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes.

Defined Benefit Plan

The Company maintains a cash balance pension plan for eligible employees. A cash balance pension plan operates as a defined benefit pension plan. Contributions from the Company are calculated annually at amounts deemed necessary by actuarial study to fund the Plan in accordance with the applicable minimum funding standards. Notwithstanding the foregoing, the Employer reserves the right to terminate this Plan at any time. As of December 31, 2012, there are fifteen participants in the plan. Contributions are based on the amount required to fund a projected annual benefit at the employees retirement date. Non-owner participants in the plan are credited with an amount equal to 1.5% of their compensation for the plan year. The owner participants reimburse the company for the amount of contribution required to fund their projected benefit. As of December 31, 2012 the estimated actuarial value of Plan assets is equal to 94.04% of the Plan's actuarial estimated present value of accrued benefits.

NOTE 5 - LEASE COMMITMENTS

The Company has lease agreements for office space and office equipment under operating leases. Rent expense under these leases amounted to $165,079 in 2012. A summary of future minimum payments under these leases as of December 31, 2012 is as follows:

Year Ending,	Amount
2013	$ 201,589
2014	205,143
2015	208,415
2016	208,292
2017	212,041
Thereafter	678,136
	$ 1,713,616

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2012, the Company had net capital of $83,872, which was $77,827 in excess of its required net capital of $6,045.

NOTE 7 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Partners (BEP)	Special limited partner of BCP. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2012, the Company received $303,000 in investment advisory services per the agreements with BCP and BEM, noted above.

BRENTWOOD
CAPITAL
ADVISORS

Supplemental Information
December 31, 2012

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2012

Salaries and benefits	$ 1,214,485
Advertising and promotion	130,580
Depreciation	19,682
Dues and subscriptions	18,220
Legal and professional	54,223
Insurance	111,147
Miscellaneous	15,209
Office expenses	52,874
Rent	160,303
Repairs and maintenance	23,588
Other taxes	14,195
Telephone	7,688
Travel and entertainment	30,782
	$ 1,852,976

See Independent Auditor's Report

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2012

Total members' equity	$	207,137
Less non-allowable assets and haircuts:		
Property and equipment, net		69,580
Other Assets		16,000
Accounts receivable		11,652
Prepaid expenses		26,033
Total non-allowable assets and haircuts		123,265
Net capital		83,872
Net capital required		6,045
Excess net capital	$	77,827
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2012)		
Excess as reported in Company's Part II FOCUS report	$	77,827

See Independent Auditor's Report

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2012

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2012

Not Applicable

BRENTWOOD CAPITAL ADVISORS, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2012

None

PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Report On Internal Control Required by SEC Rule17a-5 (g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Brentwood Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 25, 2013

PRICE CPAs
CONSULTING PLANNING ACCOUNTING

Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's General Assessment Reconciliation

To the Members of
Brentwood Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Brentwood Capital Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brentwood Capital Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 25, 2013

PRICE CPAs, PLLC

3825 Bedford Avenue
Suite 202
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants